José Antonio González Chief Financial Officer Exhibit 3

These presentations contain forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX, S.A.B. de C.V. and its direct and indirect subsidiaries (“CEMEX”) intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CEMEX or its subsidiaries, include the cyclical activity of the construction sector; CEMEX’s exposure to other sectors that impact CEMEX’s business, such as but not limited to the energy sector; competition; general political, economic and of anti-trust laws and as such, among business conditions in the markets in which CEMEX operates or that affects our operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CEMEX’s ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; the impact of CEMEX’s below investment grade debt rating on CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from CEMEX’s cost-reduction initiatives and implement CEMEX’s global pricing initiatives for CEMEX’s products; the increasing reliance on information technology infrastructure for CEMEX’s invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; weather conditions; natural disasters and other unforeseen events; and the other risks and uncertainties described in CEMEX’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CEMEX’s business. The information contained in these presentations is subject to change without notice, and CEMEX is not obligated to publicly update or revise forward-looking statements. Readers should review future reports filed by CEMEX, S.A.B. de C.V. with the U.S. Securities and Exchange Commission. CEMEX assumes no obligation to update or correct the information contained in these presentations. CEMEX acts in strict compliance of antitrust laws and as such, among other measures, maintains an independent pricing policy that has been independently developed and its core element is to price CEMEX’s products and services based upon their quality and characteristics as well as their value to CEMEX’s customers. CEMEX does not accept any communications or agreements of any type with competitors regarding the determination of CEMEX’s prices for CEMEX’s products and services. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS. Copyright CEMEX, S.A.B. de C.V. and its subsidiaries. 2

Regain Investment Grade capital structure Financial Strategy Objective Reduce refinancing risk Delever Lower financial cost Minimize dilution Financial strategy designed to strengthen our capital structure

Improvement in capital structure accelerating over last three years… As defined under CEMEX’s Credit Agreement Total Debt + Perpetuals / EBITDA Total Debt + Perpetuals $17.7 B $17.5 B $13.1 B Optional Convertible notes $0.7 B $2.4 B $1.2 B % Bank debt 56% 25% 22% % Fixed debt 38% 68% 73% Avg. Life of debt (years) 3.8 4.5 5.2 Credit Agreement Leverage 7.4x 5.5x 4.2x Financial Leverage 7.7x 6.6x 4.7x 2010 2013 2016 (1) (2)

… which translates into stronger credit metrics Credit rating Intl. scale Fitch S&P B+ B BB- B+ BB- BB- Credit rating Mexico scale Fitch S&P BB- BB+ BBB- BBB A A- Debt cash cost 6.5% 6.6% 5.9% Bank debt spread 450 bps 450 bps 300 bps Margin grid Financial expense $1,118 M $1,423 M $985 M(1) Interest Coverage(2) 1.95x 2.11x 3.18x(1) Committed Revolver Credit Line - - $1.4 B 2010 2013 Current Full year 2016 As defined under CEMEX’s Credit Agreement

25% debt reduction in 3 years Considers deleverage from EBITDA growth of (0.4x) Divestments EBITDA generating deleverage of (0.3x) and Non-EBITDA generating of (0.4x) 6.6x 4.7 x Financial Leverage (-2.0x) (0.8x)(1) (0.7x)(2) (0.3x) (0.2x) (0.2x) 0.3x Total Debt Plus Perpetuals Variation ($ B) (0.8) (1.9) (1.3) (0.5) (0.6) 0.8

≥27 ≥ 25 Improving metrics and market liquidity allowing us to significantly de-risk balance sheet December 2013 Total Debt + Perps: $17.5 B Avg. life: 4.5 years December 2016 Total Debt + Perps: $13.1 B Avg. life: 5.2 years

In 2017 we will further strengthen our capital structure Reduce debt by ~$1.2 - 1.7 B Asset sale proceeds collected YTD $1.1 B Pending announced asset sales$0.3 B Other asset sales + FCF ~$2.3 B notes are callable during next 10 months Extend and optimize conditions of bank debt Prepare for convertible notes maturity of $690 M due in March of 2018 Explore debt in other currencies PHP, GBP and/or EUR

Debt currency mix driven by optimal funding sources and long term cost $ $ $0.2 $ U.S. billions EoY 2016 1) USD Assets, EBITDA and FCF include US, Panama and Puerto Rico $ $ $ $ (1) (1) (1)

We have begun to hedge some of our short term cash flows We typically convert our net operating free cash flow from EM into USD at the spot rate We initiated a cash flow hedging program to smooth out the FX rate at which purchases take place Notional amount of up to $1.25 B in FX forward MXN sales/USD purchases with average life of ~1 year (1 to 24 months) Negative pay-out occurs when MXN is strengthening and vice versa

Deleveraging building blocks

		Deleverage Contribution
EBITDA growth	Every +$200 M	~0.3x
FCF after Total CAPEX	Every $1.0 B	~0.4x
Recurring		
Addtl. measures		
Asset sales[1]	$1.5 B	~0.4x
2018 Convertible Notes	$690 M	~0.2x

1) Proceeds from asset sales applied to debt payment

CEMEXDAY 2017 | 11

Reach investment grade capital structure Delever Maintain ample liquidity and reduce refinancing risk Lower financial cost Deliver increasing value to shareholders What you should expect from us